

August 31, 2011

Via E-mail
Catherine M. Burzik, Chief Executive Officer
Kinetic Concepts, Inc.
8023 Vantage Drive
San Antonio, TX 78230

> **Re:** **Kinetic Concepts, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 8, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 4, 2011**
> **File No. 001-09913**

Dear Ms. Burzik:

We have limited our review of your filing to the issues we have addressed in our comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. After reviewing the information you provide in response to the below comments, we may have additional comments.

Preliminary Proxy Statement filed August 8, 2011

Other Interests, page 50

1. We note your disclosure that prior to closing some or all of the officers may discuss or enter into agreements, arrangements or understandings with Chiron Holdings, the Merger Sub or their affiliates regarding employment with, or the right to purchase or participate in the equity of, the surviving corporation or its affiliates. Please tell us what consideration you have given to determining whether you should file a Schedule 13E-3. In this regard, please consider our guidance in Questions 201.01, 201.05 and 201.06 of the Going Private Transactions, Exchange Act Rule 13E-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available at: http://sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

<u>Form 10-Q for the Quarter Ended June 30, 2011 filed August 4, 2011</u>

<u>Item 1. Legal Proceedings, page 38</u>

<u>Other Litigation, page 41</u>

2. We note that you refer to two recently unsealed two qui tam actions filed against the Company by two former employees in federal court in California. Please tell us when the complaints were unsealed. In future filings, please provide all of the information required under Item 103 of Regulation S-K regarding these two actions. Please show us what your disclosures will look like in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chambre Malone at (202) 551-3262, or in her absence, me at (202) 551-3760 if you have questions regarding the comment or related matters.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: <u>Via E-mail</u>
Charles Mulaney, Esq.